UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

(Amendment No. 1)

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 033-97038

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BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

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Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.2 of this Form 6-K (Amendment No. 1) is incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form F-3 (File No. 333-182656) and the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File No. 333-215992 and 333-215992-02) and Brookfield Finance LLC on Form F-3 (File No. 333-215992-01).

Explanatory Note

Brookfield Asset Management Inc. (the “Company” or the “Registrant”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Report on Form 6-K, originally filed on May 15, 2017, solely for the purpose of re-filing and incorporating by reference Exhibit 99.2 thereto, the Management Information Circular, dated May 1, 2017, into the Company’s registration statements, as noted on the cover of this Amendment No. 1.  See the Exhibit Index to this Amendment No. 1.

EXHIBIT INDEX

Exhibit	Description

99.1*	Proxy Class A Limited Voted Shares
99.2	Management Information Circular, dated May 1, 2017

* Previously furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: September 11, 2017	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs